CREATD, INC.

648 Broadway, Suite 200
New York, NY 10012

May 25, 2022

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: James Lichtenfels

Re:	Creatd, Inc.
Registration Statement on Form S-3/A
File No. 333- 264908

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Creatd, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 9:00 a.m. Eastern Time on Friday, May 27, 2022, or as soon thereafter as possible.

Please contact Scott E. Linsky (email: slinsky@lucbro.com or telephone: (732) 395-4408) of Lucosky Brookman LLP with any questions and kindly notify him when this request for acceleration has been granted.

* * * *

Very Truly Yours,

Creatd, Inc.

/s/ Laurie Weisberg
Laurie Weisberg
Chief Executive Officer